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                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                     Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                               IKOS Systems, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

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          pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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                                                      Filed by IKOS Systems, Inc
                  Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                             Subject Company: IKOS Systems, Inc.
                                                   (Commission File No. 0-18623)


FOR IMMEDIATE RELEASE

IKOS SYSTEMS ANNOUNCES PRELIMINARY
FOURTH-QUARTER FINANCIAL RESULTS

-- Expected Quarterly Revenues of Approximately $12 Million to $12.5 Million
--

SAN JOSE, Calif., October 2, 2001--IKOS Systems, Inc. (Nasdaq:IKOS), a leading provider of high-performance, hardware-assisted design verification solutions, today announced preliminary expectations of financial results for its fourth quarter ended September 30, 2001.

For the fourth fiscal quarter, revenues are expected to be approximately $12 million to $12.5 million, exceeding the company's prior expectations provided in July, 2001. This compares to revenues of $22.1 million for the fourth quarter of fiscal 2000, and revenues of $11.1 million for the previous quarter. Net loss for the quarter is expected to be approximately $2 million to $3 million, or a loss of $0.22 to $0.33 per diluted share, excluding special charges of approximately $1.5 million related to the Axis litigation and the merger agreement with Synopsys.

During the quarter, IKOS continued to maintain expense controls implemented


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over the last two quarters and pursued additional cost-cutting initiatives.
These initiatives included a 20 percent reduction in senior management salaries and a workforce reduction of 22 full-time employees, as well as mandatory days off for all staff in order to prudently reduce operating expenses in line with reduced revenue levels.

"We are pleased with the relative sequential improvement illustrated by our preliminary revenue expectations, especially given the current world-wide economic slowdown," said Ramon Nunez, president and chief executive officer of IKOS Systems. "While we remain cautious due to the overall business environment, we are encouraged by recent improvements in sales pipeline activity. Near-term visibility is still cloudy; however, longer-term, we believe our strong product and market position will serve us well. As a result, we're optimistic about meeting the conditions of our proposed merger with Synopsys, Inc. (Nasdaq:SNPS), which is expected to close by August 2002."

IKOS cautions that its anticipated results are preliminary, based on the best information currently available, and subject to the closing of its books and customary quarterly accounting procedures. The company plans to report its final results for the fourth fiscal quarter and fiscal year 2001 after the close of market on October 24, 2001.

ABOUT IKOS
IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance design verification solutions including hardware and software simulation for language-based design, logic emulation for system integration and


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compatibility verification, and verification services. The company's mission is to develop and deliver high-performance solutions that enable our customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, (408) 284-0400. For more information, visit http://www.ikos.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, current economic conditions, continued acceptance and development of the company's existing and new products, increased levels of competition for the company, new products and technological changes, the company's dependence upon third-party suppliers, intellectual property rights, achievement of cost controls, consummation of the company's proposed merger with Synopsys and other risks detailed from time-to-time in the company's periodic reports filed with the Securities and Exchange Commission.

#####


Additional Information: In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form-S4 Registration Statement (including the Proxy


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Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/
Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.